

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

Via Email
Marc G. Schuback
Senior Vice President, General Counsel & Secretary
dELiA*s, Inc.
50 West 23rd Street
New York, New York 10010

> **Re:** **dELiA*s, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 20, 2012**
> **File No. 333-182236**

Dear Mr. Schuback:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your registration statement to also cover the registration of the rights that accompany your shares of common stock as described on page 6 of your filing. For guidance, please refer to Question 116.16 of our Securities Act Forms Compliance and Disclosure Interpretations which is available on our website.

Registration Statement Cover Page

2. We note the penultimate sentence of footnote 1 to your fee table. Please provide us with the basis for your belief that your registration statement appropriately covers an "indeterminate amount" of securities issuable "upon conversion of, or in exchange for" the registered securities. In doing so, please confirm whether the proposed maximum offering price of $30,000,000 includes the indeterminate number of securities to be issued upon conversion or exchange. Note that Rule 416 cannot be used to register an

indeterminate number of securities that may be issued under a conversion formula. You must register for resale the maximum number of shares that you believe you may issue on conversion based on a good faith estimate. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 213.02 available on our website.

Prospectus Cover Page

3. It appears that you are relying on General Instruction I.B.6 of Form S-3 in determining that you are eligible to file on the form. If so, please revise your cover page to include the disclosure required by Instruction 7 to General Instruction I.B.6 of Form S-3. Alternatively, please advise us of why you do not believe this disclosure is required.

Incorporation of Certain Information by Reference, page 2

4. Please revise your disclosure on page 2 to incorporate your Form 8-K filed on May 16, 2012.

Description of Warrants, page 8

5. We note your disclosure on page 8 that you may issue warrants that may entitle the holder to purchase common stock, preferred stock or "other securities." Please clarify your reference to "other securities" and tell us whether the offer of such securities is being registered as part of this registration statement, or otherwise. If you are not registering the offer of the "other securities", please provide us with your analysis of how the offer complies with Section 5 of the Securities Act of 1933.

Exhibit Index

6. Please revise your exhibit index to include a form of common stock certificate, a form of unit certificate and/or unit agreement, and the stockholders' rights agreement.

Exhibit 5.1 Opinion of Troutman Sanders LLP

7. Please confirm your understanding that an appropriately unqualified opinion must be filed no later than the closing date of the offering of the securities covered by the registration statement. For guidance, please refer to Section II.B.2.a of Staff Legal Bulletin 19 which is available on our website.

8. Please have counsel revise its opinion to opine on the rights that accompany your shares of common stock. For guidance, please refer to Section II.B.1.g of Staff Legal Bulletin 19 which is available on our website.

9. Please have counsel revise its opinion to include the governing law of the warrant agreement, rights agreement and unit agreement. Alternatively, please confirm to us that

such agreements will be governed by New York or Delaware law. For guidance, please refer to Section II.B.1.f of Staff Legal Bulletin 19 which is available on our website.

10. Please have counsel revise the last paragraph of its opinion to remove any indication that purchasers of securities in the offering are not entitled to rely on the opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin 19 which is available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: William D. Freedman
        Troutman Sanders LLP
        Via Email